3 May 2002
Number: 28/02

BHP BILLITON ANNOUNCES EXTERNAL AUDITORS

At the time of the merger, BHP Billiton announced it would put its external audit to tender and would confine the tendering parties to those of its current auditors - KPMG and PricewaterhouseCoopers (previously joint auditors for Billiton) and Andersen (previously BHP's auditor).

The Board today announced the appointment of KPMG and PricewaterhouseCoopers as joint auditors from the commencement of the 2003 financial year.

The Risk Management & Audit Committee of the Company will work with all three existing auditors to ensure a smooth transition from Andersen. Membership of that Committee will, along with all other Committees of the Board, be reconstituted following the re-structure of the Board that was announced yesterday. Details of Committee membership will be announced at a later time.

In announcing the appointment of the auditors the Board reiterated current company policy relating to the performance of non-audit work by the statutory audit firms. The policy was implemented in 2001. Non-audit work is prohibited where independence may be compromised or conflicts arise.

The Board expressed its appreciation to Andersen for that firm's commitment and service to BHP and its shareholders over more than 60 years.


Further information can be found on our
Internet site: http://www.bhpbilliton.com

Australia
Dr Robert Porter, Investor Relations
Tel:    +61 3 9609 3540
Mobile: +61 419 587 456
mailto:Robert.Porter@bhpbilliton.com

Mandy Frostick, Media Relations
Tel:    +61 3 9609 4157
Mobile: +61 419 546 245
mailto:Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel:    +1 713 961 8625
Mobile: +1 713 480 3699
mailto:Francis.R.McAllister@bhpbilliton.com

United Kingdom/South Africa
Mark Lidiard, Investor & Media Relations
Tel:    +44 20 7747 3956
mailto:Mark.T.Lidiard@bhpbilliton.com

Ariane Gentil, Manager Communications
Tel:    +44 20 7747 3977
Mobile: +44 7881 518 715
mailto:Ariane.Gentil@bhpbilliton.com




BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street Melbourne Victoria 3000
Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand London WC2N 5HA United Kingdom
Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

A member of the BHP Billiton group which is headquartered in Australia